SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

LISTED COMPANY

Brazilian SEC Registration: 1431-1

US SEC Registration (ordinary shares): 20441B308

US SEC Registration (preferred, class B): 20441B407

Spanish SEC Registration (Latibex, preferred, class B): 29922

ANNUAL AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Annual and Extraordinary General Meeting to be held on April 29, 2019, at 1 p.m. at the Company’s head office located at Rua Coronel Dulcídio, 800, Curitiba, to decide on the following agenda:

ANNUAL GENERAL MEETING

1.   To analyze, discuss and vote the Annual Management Report, the Balance Sheet and other Financial Statements related to fiscal year of 2018;

2.   To decide on the Board of Executive Officer’s proposal for the allocation of the net income for the fiscal year 2018 in the amount of R$1,407,062,821.84 — including profit sharing payment — and the subsequent distribution of shareholders’ earnings, in the gross amount of R$378,541,673.23 — whose payment shall occur during the fiscal year, in compliance with § 3 of Article 205 of the Brazilian Corporation Law no. 6,404/1976 —, as follows: interest on shareholders' equity replacing dividends, in the gross amount of R$280,000,000.00, distributed at R$0.97515 per common share (ON), R$2.89050 per class A preferred share (PNA), and R$1.07270 per class B preferred share (PNB); and the remaining dividends in the amount of R$98,541,673.23, distributed at R$0.34435 per common share (ON), and R$0.37881 per class B preferred share (PNB).

3.   To elect the members of the Board of Directors due to end of term of office;

4.   To elect the members of the Supervisory Committee due to end of term of office;

5.   To elect the members of the Nomination and Evaluation Committee due to the need to set up such committee; and

6.   To establish the compensation of the Management, the members of the Supervisory Committee and the members of Statutory Committees for fiscal year 2019.

EXTRAORDINARY GENERAL MEETING

1.   Board of Executive Officer’s proposal on Increase in Capital Stock and Amendment of Article 5 of Company's Corporate Bylaws.

Notes: a) Documents referring to the matters to be discussed at the Annual General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholder shall take part in the Annual General Meeting by attending it and casting his/her vote on the meeting’s agenda items; by appointing a proxy with powers to represent him/her or through a ballot paper for the exercise of his/her voting right at a distance; and c) Powers-of-attorney for the Annual General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio, 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting; and d) Pursuant to CVM Rule no. 282, of June 26, 1998, the minimum attendance of the voting capital necessary to request cumulative voting to elect the members of the Board of Directors is 5% (five per cent).

Curitiba, March 29, 2019

Mauricio Schulman

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 29, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.